As  filed  with  the   Securities  and Exchange Commission on December 2, 1996

File No. 333-10659

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                         POST EFFECTIVE AMENDMENT NO. 1
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933




                         BRIA Communications Corporation

             (Exact name of registrant as specified in its charter)

         New Jersey                                    22-1644111

(State or other jurisdiction of
 incorporation or organization)             (I.R.S. Employer Identification No.)

                    406 West 31st Street, New York, NY 10001
               (Address of principal executive offices) (Zip code)

          The 1996 Stock Option Plan of BRIA Communications Corporation
                            (Full title of the plans)

           Richard Lifschutz, 406 West 31st Street, New York, NY 10001
            (Name, address, including zip code, of agent for service)

Telephone number, including area code, of agent for service:   (212) 239-3160


         The sale of these securities will begin on approximately December 2, 1995. These securities are being offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933.

Reoffer prospectus (the "Prospectus") on a Post-Effective Amendment to its Form S-8 registration statement under the Securities Act of 1933, as amended (the "Act")

                        REOFFER PROSPECTUS SUPPLEMENT ON

                         POST EFFECTIVE AMENDMENT NO. 1

                       TO FORM S-8 REGISTRATION STATEMENT

                               ORIGINALLY FILED BY

                         BRIA COMMUNICATIONS CORPORATION

                                    WITH THE

                       SECURITIES AND EXCHANGE COMMISSION

                              ON NOVEMBER 13, 1996

                     Class A Common Stock, $0.001 Par Value

     The shares of Class A common stock, $0.001 par value (the "Common Stock"), included herein (the "Shares"), have been or will be acquired from BRIA Communications Corporation, a New Jersey corporation (the "Company"), pursuant to the exercise of options ("Options") granted under the Company's 1996 Stock Option Plan and are to be sold by the persons named herein as "Selling Security Holders." The Options bear no exercise price and the Company, therefore, will not be receiving any proceeds from any aspect of the Shares or Options. Selling Security Holders may offer some or all of the Shares for sale from time to time at prices and terms negotiated in individual transactions, in brokers transactions negotiated immediately prior to sale, or in a combination of the foregoing. The Selling Security Holders and any broker-dealers who participate in selling the Shares may be deemed "underwriters" as defined by the Securities Act of 1933, as amended (the "Securities Act"). Commissions paid or discounts or concessions allowed such broker-dealers, as well as any profit received on resale of the Shares by broker-dealers purchasing for their own accounts may be deemed to be underwriting discounts and commissions. The Selling Security Holders or purchasers of the Shares will pay all discounts, commissions and fees related to any sale of the Shares.

     The Company's executive offices are located at 406 West 31st Street, New York, NY 10001, and the telephone number is (212) 239-3160.

     The Common Stock is traded on the OTC Bulletin Board under the symbol "BRIAA." On November 27, 1996, the closing sale price for the Common Stock as reported on the OTC Bulletin Board was $0.125.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE PURCHASE OF THESE SECURITIES INVOLVES SUBSTANTIAL RISK. SEE "RISK FACTORS."

     No person has been authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus. If any such information is given or any such representation made, the information or representation should not be relied upon as having been authorized by the Company. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Shares offered by this Prospectus, nor is it an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby in any jurisdiction where it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances imply that the information in this Prospectus is correct any time subsequent to November 29, 1996, the date of this Prospectus.

                              AVAILABLE INFORMATION

     The  Company is subject to the  reporting  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). The Company has filed all reports required of it for at least the twelve months preceding this filing. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC in Washington D.C. at 450 Fifth Street, N.W., 20549, and at the following regional offices located at 26 Federal Plaza, Room 1100, New York, New York 10278; 219 Dearborn Street, Room 1228, Chicago, Illinois, 60604; and at 410 Seventeenth Street, Suite 700, Denver, Colorado 80202. Copies of these materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the oral or written request of such person, a copy of any and all information incorporated by reference into this Prospectus. Requests for such information may be directed to the Company's president, Richard Lifschutz at 406 West 31st Street, New York, NY 10001. The Company intends to furnish to its shareholders annual reports, which will contain financial statements audited by independent accountants, and such other reports as it may determine to furnish or as may be required by law.

                                TABLE OF CONTENTS

RISK FACTORS...................................................................3

SELLING SECURITY HOLDERS.......................................................5

PLAN OF DISTRIBUTION...........................................................6

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..............................7

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITY...................................7

SIGNATURES.....................................................................9


     The Company was incorporated in New Jersey in 1959 under the name Metallurgical Industries, Inc. On March 21, 1995, the holders of a majority of the Company's voting stock voted to change the Company's name to BRIA Communications Corporation. Unless the context indicates otherwise, the term the "Company" includes BRIA Communications Corporation and its consolidated subsidiaries. The Company's principle executive offices are at 406 West 31st Street, New York, NY 10001. The Company's telephone number is (212) 239-3160.

                                  RISK FACTORS

     The Shares offered hereby are speculative and involve a high degree of risk. Any or all of these factors could result in the shareholder losing some or all of his or her investment. Accordingly, in analyzing this Prospectus, the potential shareholder should carefully consider the following factors, among others, relating to the Company:

     Nature of Company's Internet Business. On July 11, 1996, the Company acquired CyberFootball Inc., a Nevada corporation. Since that time a primary focus of the Company's business has been on helping CyberFootball n/k/a Cyber Mega-Sports, Inc. develop a business plan and commence operations. Cyber Mega-Sports intends to develop an Internet mall focused on marketing products and services with a sports-related theme. Cyber Mega-Sports has not yet begun marketing products via the Internet. Currently, there is limited market information available regarding the performance of retail sales of similar products over the Internet. Accordingly, the Company feels incapable of forecasting how successful the Company's subsidiary will be in marketing products over the Internet.

     The Internet is currently undergoing a tremendous amount of change as a result of technological advancements. Accordingly, many factors or developments may exist that are beyond the Company's control and the extent to which such factors could restrict the Company's activities or adversely affect the Company's viability is not currently ascertainable. The Internet may not prove to be a viable commercial marketplace as a consequence of inadequate development of the necessary infrastructure such as a reliable network backbone and timely development of complementary products such as high-speed modems. If the Internet does not prove to be a commercially viable marketplace, the Company's future operating results and long-term financial condition could be greatly impaired.

      The market for Internet products and services is highly competitive and the Company expects that this competition will intensify in the future. The Company's current and prospective competitors include many companies with substantially greater financial, technical, marketing and other resources than the Company. Increased competition could result in the Cyber Mega-Sports charging less for its services and incurring higher costs for marketing and product development. These events could have a materially adverse effect on the Company's financial condition.

     Limited Internet Development and Marketing Experience. Neither the Company's management nor the management of Cyber Mega-Sports has significant experience in computer programming or the marketing of Internet web pages. Accordingly, both the Company and Cyber Mega-Sports have retained outside consultants to assist Cyber Mega-Sports in its future operations, none of whom have extensive experience specifically involving the promotion of sports-related products over the Internet. The consultants will market web pages of Cyber Mega-Sports to potential vendors. They will also perform the graphic design and programming work for the clients Cyber Mega-Sports ultimately obtains. Because Cyber Mega-Sports' operations will be dependent upon outside consultants, its success will be contingent upon their expertise and upon their performing according to the terms of their individual consulting contracts. Failure to perform by any of the outside consultants could frustrate the business plan of Cyber Mega-Sports.

     Nature of Company's Printing Business. On September 10, 1996, the Company acquired Kingslawn Offset, Inc., a printing company specializing in the production of catalogs, sales sheets and other publications. Kingslawn is a small printing concern with approximately 5 employees and revenues of $459,233 and a net loss of $15,957 for the first three quarters of fiscal 1996. Kingslawn was established in 1995 and therefore does not have a substantial track record of successful operations. The Company's goal is to expand the scope of Kingslawn's operations and the Company has retained several outside consultants to help generate additional printing contracts for Kingslawn. The future success of the Company will be largely dependent on its ability to increase Kingslawn's revenues. However, the Company can provide no assurances that it will successfully increase the scope of Kingslawn's operations or that any expansion of Kingslawn will be successful or result in positive cash flow for either the Company or Kingslawn.

     Limited Operating History. Although the Company was originally organized in 1959, it just recently commenced its current operations. It was previously involved in the manufacture of specialty metals. Therefore, the Company should be considered a new business venture with operations subject to all the risks inherent in the establishment of a new business enterprise. The Internet mall division of the Company is in the development stage and is at present generating no revenues. The printing operations of the Company were acquired in September 1996 and the Company seeks to significantly expand the scope of these operations. The likelihood of the Company's success must therefore be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any new enterprise.

     History of Operating Losses. The Company has sustained recurring losses from operations in recent years as a result of the winding down of previous operations in the refractory metals industry. During the fiscal year ended December 31, 1995, the Company recorded a net loss of $841,194, as compared to the net loss of $1,135,434 recorded during the preceding fiscal year and net loss of $2,552,896 for the fiscal year ended December 31, 1993. These continuing losses have impaired the Company's cash flow and have resulted in the Company's independent auditor releasing an audit report expressing "substantial doubt about the Company's ability to continue as a going concern." While the Company has made attempts to restructure its operations in order to yield operating income, it can provide no assurances that it will be able to generate net revenues or increase its cash flow.

     Cash Flow and Liquidity. The Company's recurring operating losses have caused a strain on the Company's working capital and cash flow. Accordingly, the Company has issued shares of its Common Stock in order to settle debts and acquire assets and services. The Company intends to attempt to cease issuing Common Stock to meet such obligations, although it can provide no assurances that it will be able to continue to otherwise meet its obligations or that it will continue as a going concern if it cannot generate sufficient cash flow from new operations to meet its obligations.

     Need for Additional Financing . The Company's primary goals are to commence the marketing and programming operations of Cyber Mega-Sports and to increase the operations and revenues of Kingslawn. Since the Company has limited cash flow, it will likely need to obtain debt or equity financing. The Company can provide no assurances that it will be able to obtain necessary additional financing. Moreover, any financing ultimately obtained by the Company could involve unfavorable terms, resulting in substantial dilution to existing investors or significant long term debt impairing the Company's capital structure. If such additional financing is not obtained or is obtained on unfavorable terms, the Company's business plan could be impaired significantly.

     Actual and Potential Liabilities. Until approximately March 31, 1994, the Company leased manufacturing and storage facilities in Tinton Falls, New Jersey. At that time, the Company was evicted from the leased premises. The Company has recorded a liability of $354,711 for the rent which accrued under the lease but was not paid by the Company. The Company's landlord continued to bill the Company for rent charges after the eviction and has submitted a bill to the Company of $945,344. While the Company believes that the additional charges were not justified under the lease agreement, the Company also believes it is possible that the Company would receive an adverse judgment in the full amount claimed by the landlord. Additionally, the Company is obligated under its lease agreement to reimburse the landlord for all costs related to the environmental cleanup of the property. The Company had insurance policies which it believes should cover approximately $100,000. However, the Company cannot assure that the insurance company will voluntarily pay on the policy or that the cleanup costs will not exceed $100,000.

     These large actual and potential liabilities diminish the net worth of the Company and increase the risk that the Company may not continue as a going concern. They also may diminish the future cash flow of the Company.

     Limited Market for the Company's Securities. The Company's Common Stock is traded on the OTC Bulletin Board under the symbol BRIAA. However, even though there is a public market for the Common Stock, the Common Stock has a very thin average daily trading volume. Accordingly, it is possible that the shareholder will not be able to resell some or all of his or her Common Stock. The thin trading volume may also make the price of the Common Stock more volatile than otherwise. Hence, the shareholder may not be able to resell the Common Stock at a price comparable to that currently quoted on the OTC Bulletin Board.

     No Dividends. The Company has not paid any dividends during the last three fiscal years. Given the Company's limited cash flow and its business plan to expand operations, the Company does not anticipate paying any dividends in the foreseeable future.

                            SELLING SECURITY HOLDERS

      For the purposes of this Prospectus, the "Selling Security Holders" refer to Richard Lifschutz1, Josef Shimron2, Isaac Lifschutz3, and Canton Financial Services Corporation, a Nevada corporation ("CFSC")4. This Prospectus is being filed as a Post Effective Amendment to a Form S-8 Registration Statement the
   Company filed on November 13, 1996 (the "Form S-8").  At the time of the Form
     S-8's filing, the Company was unsure as to specifically who would be selling what amount of Common Stock issued pursuant to the Form S-8. Pursuant to General Instruction C(3)(a) of Form S-8 and Rule 424(b) (ss.230.424(b)) of the Securities Act, as amended, this Reoffer Prospectus covers the such control securities issued to, and now reoffered by, the Selling Security Holders.

     The table below sets forth information regarding the Selling Security Holders' interests within the Company and stated herein this Reoffer Prospectus., their relationship to the Company for the last three years, the amount of Common Stock each owned before acquiring the Shares, the amount of Common Stock being offered hereby, and the amount of Common Stock to be owned.

                                                                      Amount to
Selling Security      Relationship to       Amount Owned     Amount    be Owned
Holder                the Company           Before this     Offered   After this
                                            Offering                   Offering
--------------------------------------------------------------------------------
Richard Lifschutz   Officer, Director           116,713      20,000      116,713
Josef Shimron ...   Chairman, Officer         1,500,000      10,000    1,500,000
Isaac Lifschutz .   Officer, Director             5,000      10,000        5,000
CFSC ............   Shareholder, Consultant     132,352     521,944*     132,352

* CFSC plans to sell all such shares in a private transaction outside the public trading market for the Common Stock.

                              PLAN OF DISTRIBUTION

     The Selling Security Holders may sell the Shares from time to time in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Security Holders expect to employ brokers or dealers in order to sell the Shares. Brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate in effecting sales. Brokers or dealers will receive commissions or discounts from the Selling Security Holders or from purchasers in amounts to be negotiated immediately prior to the sale, but which are not expected to deviate from usual and customary brokers' commissions.

     No assurances are given that any of the Selling Security Holders will offer for sale or sell any or all of the Shares registered pursuant to this Prospectus.

     Neither the Company nor Selling Security Holders expect to compensate any finders to assist in the sales of the Shares.
______________________________________

     1 Richard Lifschutz has been the Company's President and one of its directors since his March 1, 1995 appointment. Mr. Lifschutz is the father of Isaac Lifschutz, the Company's Secretary/Treasurer and one of its directors.

     2 Josef Shimron has been the Company's Chairman of the Board of Directors and its Vice-President since his November 1, 1996 appointment.

     3 Isaac Lifschutz has been the Company's Secretary and one of its directors since his June 27, 1996 appointment. Mr. Lifschutz is the son of Richard Lifschutz, the Company's President and one of its directors.

     4 CFSC has been a consultant to the Company for more than two years. The shares CFSC proposes to sell pursuant to this reoffer prospectus were received for services including shareholder relations and document generation.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents that the Company filed with the Commission are hereby incorporated by reference into this Prospectus:

     1. The Company's annual report on Form 10-KSB for the fiscal year ended December 31, 1995, which contains financial statements of the Company for that fiscal year;

     2. The Company's quarterly reports on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996, and September 30, 1996; and

     3. The description and specimen certificate of the Common Stock contained in the Company's Registration Statement on Form 10 pursuant to section 12(b) or
(g) of the Securities Exchange Act of 1934 (the "1934 Act") filed on April 28, 1969 including any amendment or report filed for the purpose of updating such description.

     All documents that the Company subsequently files with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference into this Prospectus.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                            SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the Company pursuant to the immediately subsequent provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Corporation's Bylaws provide that the Corporation shall indemnify its officers and directors for any liability, including reasonable costs of defense, arising out of any act or omission of any officer or director on behalf of the Corporation to the fullest extent allowed by the laws of the State of New Jersey.

     In actions, proceedings and suits involving an officer or director by reason of their being or having been an officer or director, other than actions by or in the right of the corporation, Title 14A:3-5(2) through Title 14A:-5(6) of the New Jersey Statutes, permits a corporation to indemnify directors or officers against actual and reasonable expenses, including attorneys fees, judgments, fines and amounts paid in settlement. The New Jersey Statute applies to actions, proceedings or suits whether civil, criminal, administrative or arbitrative in nature. However, unless a court directs otherwise, indemnification  is  permissible  only if the  officer  or  director  meets  the applicable standard of conduct and indemnification is proper under the circumstances. In civil cases, the standard of conduct requires the officer or director to act in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation. In criminal cases, an officer or director meets the standard of conduct if they had no reasonable cause to believe his or her conduct was unlawful. The board of directors acting through a quorum of disinterested directors, independent legal counsel designated by the board of directors, or the shareholders shall determine whether indemnification is proper under the circumstance. Termination of proceedings by judgment, order, settlement, conviction or plea of nolo contendere or its equivalent, does not of itself establish a presumption that the officer or director did not meet the applicable standard of conduct.

     In actions by or in the right of the corporation, the corporation may indemnify an officer or director against expenses provided he or she satisfies the applicable standard of conduct. However, a corporation cannot indemnify an officer or director adjudged liable to the corporation on any claim, issue or matter unless, and to the extent, the court determines that despite the adjudication of liability, and in light of all the circumstances, the officer or director is fairly and reasonably entitled to indemnity for expenses.

     In all proceedings, whether by or in the right of the corporation or otherwise, the New Jersey Statute requires indemnification to the extent the officer or director is successful on the merits or otherwise in defense of the proceeding or in defense of any claim, issue or matter therein. A New Jersey corporation may provide, either in its articles, bylaws or agreements, that the corporation shall pay the expenses on behalf of a director or officer prior to the final disposition of the action upon receipt of an undertaking by or on behalf of the director or officer to repay those advancements if it is ultimately determined that the officer or director is not entitled to indemnification. The New Jersey Statute does not exclude other indemnification rights to which a director or officer may be entitled under the articles of incorporation, the bylaws, an agreement, a vote of shareholders or disinterested directors, or otherwise; provided that those rights would not indemnify an officer or director against a judgment or other final adjudication adverse to the officer or director that establishes the officer's or director's acts or omissions involved intentional misconduct, fraud or known violation of the law and were material to the cause of action.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the New Jersey Statutes and the Corporation's Bylaws, as amended.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the board of directors, officers, employees, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
















                      [THIS SPACE LEFT INTENTIONALLY BLANK]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on this 29th day of November 1996.

                           BRIA Communications Corporation


                           By   /s/ Richard Lifschutz
                                ----------------------------
                                Richard Lifschutz, President


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard Lifschutz, with power of substitution, as his attorney-in-fact for him, in all capacities, to sign any amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature                      Titles                            Date


/s/ Richard Lifschutz    President, Director                  November  29, 1996
---------------------
Richard Lifschutz


/s/ Josef Shimron        Chairman of the Board of Directors   November  29, 1996
----------------------   Vice President
Josef Shimron

/s/ Isaac Lifschutz      Secretary, Treasurer, Director        November 29, 1996
----------------------
Isaac Lifschutz